Exhibit 99.3

31 January 2011
James Hardie Industries SE ARBN 097 829 895

The Manager Company Announcements Office ASX 20 Bridge Street SYDNEY NSW 2000	Level 3, 22 Pitt Street Sydney NSW 2000 Australia Telephone (02) 8274 5239 Fax (02) 8274 5218 GPO Box 3935 Sydney NSW 2001 Australia

Dear Sir/Madam
James Hardie will conduct a management briefing on its 3rd Quarter and Nine Months FY11 results on Friday, 18 February 2011.
No physical briefing will be held for this quarter’s results. A teleconference and webcast will be available for analysts, investors and media, as below:

Time: 10.00 am Australian Eastern Daylight Time (AEDT)
Local: 02 8524 6650
International: +61 2 8524 6650
Confirmation ID for the teleconference: 41366868
URL: http://www.ir.jameshardie.com.au/jh/results_fy_2011.jsp
Yours faithfully
Sean O’Sullivan
Vice President — Investor and Media Relations